Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7660	dfertig@stblaw.com

July 20, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dan Morris
Ms. Jennifer Thompson
Ms. Kathleen Collins
Ms. Megan Akst

Re:	GDS Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 4, 2023
File No. 001-37925

Dear Division:

On behalf of our client, GDS Holdings Limited (the “Company”), we are submitting this letter in response to your correspondence dated June 27, 2023 (the “June 27 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission.

In the June 27 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff when the Company will respond. The Company respectfully requests that the Company be given an until August 3, 2023 (the tenth business day from the date hereof) and expects to respond no later than that date.

michael j.c.M. ceulen     marjory j. ding     daniel fertig     adam C. furber     YI GAO     MAKIKO HARUNARI     Ian C. Ho     JONATHAN HWANG     anthony d. king     jin hYUK park     ERIK P. WANG     christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York     Beijing     Brussels     Houston     LONDON     Los Angeles     Palo Alto     SÃO PAULO     TOKYO     Washington,D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance
July 20, 2023	-2-	U.S. Securities and Exchange Commission

The Company further respectfully requests that the Staff also address future correspondence to Mr. Dan Newman, the Company’s CFO (Dan.newman@gds-services.com) and Ms. Jamie Khoo, the Company’s COO (jamie@gds-services.com).

*            *          *

In the meantime, please do not hesitate to contact me at +852-2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

cc:	William Wei Huang, Chief Executive Officer Daniel Newman, Chief Financial Officer

Jamie Khoo, Chief Operating Officer

Andy Wenfeng Li, General Counsel and Company Secretary

GDS Holdings Limited